SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MARCH TRAFFIC GROWS 28% TO 8.5M CUSTOMERS

LOAD FACTOR RISES 4% POINTS TO 94%

Ryanair, Europe's favourite airline, today (4 Apr) released March traffic statistics as follows:

• Traffic grew 28% to 8.5m customers.

• Load factor rose 4% points to 94%.

• Rolling annual traffic to March grew 18% to 106.4m customers.

	Mar 15	Mar 16	Change
Customers	6.6M	8.5M	+28%
Load Factor	90%	94%	+4%

Ryanair's Kenny Jacobs said:

"Ryanair's March traffic grew by 28% to 8.5m customers, while our load factor jumped 4% points to 94%. These record monthly numbers were delivered (despite 3 days of unjustified French ATC strikes in March which caused the cancellation of over 500 flights) due to our lower fares, stronger forward bookings and the continuing success of our "AGB" programme.

Our 106m customers can look forward to further improvements in 2016 as we will shortly launch Year 3 of "AGB"."

ENDS

For further information
please contact:
                                                         Robin Kiely                                 Joe Carmody
                                         Ryanair Ltd                                 Edelman Ireland
            Tel: +353-1-9451949                 Tel: +353-1-6789333
                                                         press@ryanair.com                           ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 April, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary